UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-4, 1117 BM Schiphol Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,061,698.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐    NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐    NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒    NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐    NO ☐

TABLE OF CONTENTS

Page
FINANCIAL STATEMENTS	1
SIGNATURES	10

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2015	2014
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,867	$5,973
Restricted cash	3,529	4,759
Accounts receivable, net	24,673	20,991
Deffered tax assets, net	127	131
Prepaid expenses and other current assets	3,945	1,036
Current assets from discontinued operations	39	134
Total current assets	$35,180	$33,024

Property and equipment, net	1,231	1,257
Goodwill	314	314
Other assets	471	410
Total assets	$37,196	$35,005

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$12,888	$10,022
Accounts payable	2,773	2,786
Accrued expenses and other current liabilities	25,593	22,516
Income taxes payable	45	53
Current liabilities from discontinued operations	5	102
Total current liabilities	$41,304	$35,479

Convertible notes payable to related party, including accrued interest	39,240	38,504
Other liabilities	124	81
Total liabilities	$80,668	$74,064

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value; 33,333,334 shares authorized;
8,061,698 shares issued and outstanding as of June 30, 2015 and
as of December 31, 2014	4,507	4,507
Additional paid-in capital	20,949	20,949
Accumulated defecit	(61,448)	(57,194)
Accumulated other comprehensive loss	(7,480)	(7,321)
Total shareholders' deficit	$(43,472)	$(39,059)
Total liabilities and shareholders' deficit	$37,196	$35,005

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	30 June 2015	30 June 2014

Revenue	$84,998	$82,532
Cost of revenue	77,907	74,115
GROSS PROFIT	7,091	8,417
Operating expenses:
Research and development	1,371	1,095
Selling, general and administrative	10,257	8,346
Total operating expenses	11,628	9,441
OPERATING LOSS	(4,537)	(1,024)
Other income (expense), net	295	(1,369)
LOSS BEFORE INCOME TAX EXPENSE	(4,242)	(2,393)
Income tax expense	(12)	(54)
LOSS FROM CONTINUING OPERATIONS	(4,254)	(2,447)
Loss from discontinued operations	-	(103)
NET LOSS	$(4,254)	$(2,550)

LOSS PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.53)	$(0.31)
Discontinued operations	$0.00	$(0.01)
Net loss	$(0.53)	$(0.32)

Weighted average number of shares outstanding	8,061,698	8,047,002

COMPREHENSIVE LOSS
Net loss	$(4,254)	$(2,550)
Translation adjustment	(159)	(53)
Comprehensive loss	$(4,413)	$(2,603)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit

BALANCE AT DECEMBER 31, 2013	8,041,698	$4,495	$20,927	$(58,625)	$(7,153)	$(40,356)
Issuance of common stock	20,000	12	8	-	-	20
Stock based compensation	-	-	14	-	-	14
Net income	-	-	-	(2,550)	-	(2,550)
Translation adjustment	-	-	-	-	(53)	(53)

BALANCE AT JUNE 30, 2014	8,061,698	4,507	20,949	(61,175)	(7,206)	(42,925)
Net income	-	-	-	3,981	-	3,981
Translation adjustment	-	-	-	-	(115)	(115)

BALANCE AT DECEMBER 31, 2014	8,061,698	4,507	20,949	(57,194)	(7,321)	(39,059)

Net loss	-	-	-	(4,254)	-	(4,254)
Translation adjustment	-	-	-	-	(159)	(159)

BALANCE AT JUNE 30, 2015	8,061,698	$4,507	$20,949	$(61,448)	$(7,480)	$(43,472)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 - BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2015 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America or US GAAP for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2015 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2014 which are included in the Company’s Form 20-F filed with the Securities and Exchange Commission. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2015.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Reclassifications

Certain amounts, related primarily to discontinued operations and income taxes payable in the prior year balance sheet, statements of operations and comprehensive loss have been reclassified to conform the current period presentation.

NOTE 2 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers in Europe and the Unites States of America.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of June 30, 2015 and December 31, 2014, the Company has a working capital deficit of  $6,124 and  $2,455, respectively.   During the periods ended June 30, 2015 and 2014, the Company incurred losses from continuing operations of $4,254 and $2,447, respectively. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

 Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In May 2014, the Company increased its borrowing capacity (before accrued interest) under the convertible notes payable to related party to $37,000 before accrued interest.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 3 - DISCONTINUED OPERATIONS

During the year ended December 31, 2013 the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK), and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland), which provided aviation security services.

A summary of the Company's assets and liabilities from discontinued operations as of June 30, 2015 and December 31, 2014 are as follows:

	June 30,	December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39	$30
Accounts receivable, net	-	104
Total current assets from discontinued operations	$39	$134

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$-	$97
Accrued expenses and other current liabilities	5	5
Total current liabilities from discontinued operations	$5	$102

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 - DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company's results from discontinued operations for the periods ended June 30, 2015 and 2014 is as follows:

	Period ended, June 30,
	2015	2014
Revenue	$97	$567
Cost of revenue	95	569
Gross profit (Excess of cost of revenue over revenue)	2	(2)
Selling, general and administrative expenses	5	101
Operating loss	(3)	(103)
Other income, net	3	-
Income tax benefit	-	-
Loss from discontinued operations	$-	$(103)

NOTE 4 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on loss (profit) from continuing operations. Amounts in the table bellow represent the figures of the continuing operations in the different reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Six months ended June 30, 2015:
Revenue	$-	$84,495	$503	$84,998
Depreciation and amortization	-	315	29	344
Loss from continuing operations	1,266	1,126	1,862	4,254
Total assets	473	36,277	407	37,157

Six months ended June 30, 2014:
Revenue	$-	$82,136	$396	$82,532
Depreciation and amortization	-	380	50	430
Loss (Profit) from continuing operations	1,325	(623)	1,745	2,447
Total assets	584	32,051	259	32,894

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, revenue generated by country:

	Six months ended June 30,
	2015	2014
Netherlands	$31,091	$34,285
Germany	28,368	21,883
United States of America	19,969	19,555
Other	5,570	6,809
Total	$84,998	$82,532

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2015	2014
Netherlands	$510	$532
Germany	173	239
United States of America	298	433
Other	250	339
Total	$1,231	$1,543

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC.

	Period ended June 30,
	2015	2014
Revenue	100.0%	100.0%
Cost of revenue	91.7%	89.8%
Gross profit	8.3%	10.2%
Research and development expenses	1.6%	1.3%
Selling, general and administrative expenses	12.0%	10.1%
Operating loss	(5.3)%	(1.2)%
Other income (expense), net	0.3%	(1.7)%
Loss before income tax benefit (expense)	(5.0)%	(2.9)%
Income tax expense	(0.0)%	(0.1)%
Loss from continuing operations	(5.0)%	(3.0)%
Loss from discontinued operations	(0.0)%	(0.1)%
Net loss	(5.0)%	(3.1)%

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

OVERVIEW (CONTINUED)

Revenue

Revenue for the period ended June 30, 2015 was $84,998 compared to $82,532 in the first six months of 2014. Revenue from the European Aviation Security activities increased by $1,945 in the first six months of 2015, mainly because of new operations in Germany. European results are affected by the translation of the Euro to the Dollar. The average exchange rate for the first six months of 2015 compared to the same period in 2014 decreased by 16%.

Revenues from other Aviation Services provided in the United States of America (“U.S.”) increased by $414 compared to the six months period ended June 30, 2014.

Revenues from the Technology segment increased by $107 compared to the six months period ended June 2014.

Cost of revenue

Cost of revenue for the period ended June 30, 2015 was $77,907 (91.7% as percentage of revenue) compared to $74,115 (89.8% as percentage of revenue) for the first six months of 2014. Cost of revenue as percentage of revenue increased in the first six months of 2015 compared to the comparable period in 2014 because of expenses related to increase in minimum wage at Seattle-Tacoma International Airport.

In August 2015 the Washington Supreme Court overturned a previous decision on the subject of increase of minimum wages for employees at Seattle-Tacoma International Airport starting January 1, 2014. According to the new ruling, the Company is obligated to pay the employees at that location the minimum wage according to the new rate and payment will be retroactively since January 1, 2014. As a result of the new judgment, the Company accrued additional $2,145 for payroll and wage tax costs related to employees in this location. Without these expenses, the cost of revenue for the period ended June 30, 2015 would be $75,762 (89.1% as percentage of revenue)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2015 and 2014 were $1,371 (1.6% as percentage of revenue) compared to $1,095 (1.3% as percentage of revenue) for the first six months of 2014. R&D expenses increased mainly due to new personnel hired by the Company in 2015.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $10,257 for the period ended June 30,2015 (12.0% as percentage of revenue) compared to $8,346 (10.1% as percentage of revenue) for the first six months of 2014.

In May 2015, the Board of Directors approved bonuses to certain executives in a total amount of €1,477 ($1,643 as of June 30, 2015), which increased the SG&A expenses for the first six months of 2015 compared to the first six months of 2014.

Other income (expense), net

Other income (expense) net include mainly interest to banks, other institutions and related party regarding the Company’s loans, exchange rate income (expense) and bank changes. Other income (expense), net, were $295 (0.3% as percentage of revenue) for the first six months of 2015 compared to $(1,369) (1.7% as percentage of revenue) for the comparable period ending June 30, 2014.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

OVERVIEW (CONTINUED)

Interest expenses to related party totaled $1,529 in the first six months of 2015 compared to $1,102 in the comparable period of 2014. Increase in interest expenses to related party reflects the increase in the Company’s debt to the related party from $38,504 as of June 30, 2014 to $39,240 as of June 30, 2015 and the fact that during the six months of 2015 the balance of the loan was similar during the whole period while in the first six months of 2014 the loan balance was increasing during the period. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between US Dollar and Euro.

Exchange rate income during the first six months of 2015 totaled $2,483 compared to exchange rate income of $256 at the 2014 comparable period. The main currency that is being revaluated in the Company is the Euro.

Other interest expenses and bank charges totaled $659 in the first six months of 2015 compared to $523 in the comparable period of 2014. Interest expenses and bank charges increased due to the fact that the Company increased its lines of credit with a commercial bank in ~Europe in order to finance the increase of operations in Europe.

Income tax expense

Income tax expense for the period ended June 30, 2015 was $12 compared to expense of $54 in the comparable period of 2014.

Loss from continuing operations

As a result of the above, ICTS' loss from continued operations amounted $4,254 for the first six months of 2015, compared to $2,447 loss for the first six months of 2014.

Loss from discontinued operations – The Company did not had any profit or loss from discontinued operations for the period ended June 30, 2015, compared to loss of $103 in the comparable period of 2014.

Net Loss

As result of the above, ICTS' net loss amounted $4,254 for the first six months of 2015, compared to net loss of $2,550 for the comparable period of 2014.

Subsequent events

In August 2015 the Washington Supreme Court overturned a previous decision on the subject of increase of minimum wages for employees at Seattle - Tacoma international Airport starting January 1, 2014. According to the new ruling the Company is obligated to pay to the employees at that location the minimum wage according to the increased rate and the payment will be retroactively since January 1, 2014. As a result of the new ruling, the Company accrued in the year 2015 additional $2,345 for payroll and wage tax costs related the differences in wages following the minimum wage increase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Ran Langer
Ran Langer, Managing Director

Dated: December 22, 2015